June 30, 2011

Submitted on EDGAR under "CORRESP"

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:          Barrett Business Services, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011
File No. 0-21886

Dear Mr. Spirgel:

We are in receipt of your letter addressed to James Miller and dated June 30, 2011, regarding the subject filing.  As Mr. Miller advised Katherine Jacobson by telephone earlier today, he will be on vacation until the end of next week.  Accordingly, we request an extension to provide our written responses (filed on EDGAR) until July 29, 2011.

Very truly yours,

Brooks English Controller